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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2003

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X    Form 40-F
                                 -------         -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes            No    X
                             -------        -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

New Members of Global Executive Committee Appointed - Amendments to Converium's Organizational and Financial Reporting Structure

    ZUG, Switzerland--(BUSINESS WIRE)--Oct. 3, 2003--Converium will hold the following two conference calls for the investment community:

    1st Conference Call

    at 10:00 am Central European Time (CET)

    09:00 am Greenwich Mean Time (GMT)

    04:00 am Eastern Standard Time (EST)

    01:00 am Pacific Standard Time (PST)

    2nd Conference Call

    at 04:00 pm Central European Time (CET)

    03:00 pm Greenwich Mean Time (GMT)

    10:00 am Eastern Standard Time (EST)

    07:00 am Pacific Standard Time (PST)

    Both calls will be webcast on the Internet, via the Company's web site, on www.converium.com. The replay will be available a few hours after the event for a period of one month on the same homepage.
    For any questions please call Marco Circelli at +41-1-639-9131 or Sonja Geissler at +41-1-639-9137 or send an e-mail to marco.circelli@converium.com

    CONTACT: Converium
             Marco Circelli at +41-1-639-9131
             E mail: marco.circelli@converium.com
             or
             Converium
             Sonja Geissler at +41-1-639-9137

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            CONVERIUM HOLDING AG




                            By:  /s/ Dirk Lohmann
                                 -----------------------
                                 Name:      Dirk Lohmann
                                 Title:     CEO




                            By:  /s/ Christian Felderer
                                 ----------------------
                                 Name:  Christian Felderer
                                 Title: Group General Counsel



Date:  October 3, 2003